Exhibit 21.1

Significant Subsidiaries

Subsidiary	State of Formation
OPG Properties LLC	Washington
Olympic Property Group I LLC	Washington
ORM, Inc.	Washington
Olympic Resource Management LLC	Washington
ORM Timber Fund II, Inc.	Delaware
ORM Timber Fund III (REIT) Inc.	Delaware
ORM Timber Fund IV (REIT) Inc.	Delaware
OPG Ferncliff Investors LLC	Washington